Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
 www.drinkerbiddle.com

April 26, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission (the “Commission”)
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ken Ellington

Re:	The Finance Company of Pennsylvania (the “Registrant”) (File No. 811-01144)

Dear Mr. Ellington:

The following responds to the comments we received from you on March 29, 2017 regarding the annual report for the Registrant on Form N-CSR for the period ended December 31, 2016. The following is a description of the comments received accompanied by the Registrant’s responses:

Comment 1: Please disclose common stock and mutual funds held by the Registrant separately.

Response: The Registrant currently discloses shares in mutual funds under the “International” heading in its schedule of investments. In future filings, the Registrant will provide a separate “Mutual Funds” heading in its schedule of investments.

Comment 2: Please confirm that the Registrant is including all disclosures pursuant to Accounting Standards Codification (“ASC”) 740, “Income Taxes.”

Response: The Registrant confirms that all disclosures pursuant to ASC 740 are included in its financial statements in accordance with generally accepted accounting principles.

Comment 3: Under the “Directors and Officers” table, include a statement that additional information on the Directors and Officers of the Registrant is included in the Registrant’s statement of additional information.

Response: The Registrant will include the requested statement in subsequent annual reports.

Comment 4: The Registrant’s N-CSR filing was missing its cover page.

Response: The cover page was omitted from the filing in error. The Registrant will include a cover page in subsequent filings with the Commission.

We believe this letter responds to your comments. Please feel free to call me at (215) 988-3328 if you have any questions regarding the foregoing.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Robert A. McLaughlin
Joshua B. Deringer, Esq.